OMB APPROVAL
OMB Number: 3235-0080
Expires: January 31, 2012
Estimated average burden
hours per response …………..1.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35235

Issuer: NAUTILUS MARINE ACQUISITION CORP.
Exchange: NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

90 Kifissias Avenue, Maroussi 15125, Athens, Greece
+30 210 876-4858
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.l2d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.l2d2-2(a)(3)

☐ 17 CFR 240.l2d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.l2d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nautilus Marine Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 29, 2011	By: /s/ George Syllantavos	Co-Chief Executive Officer
Date	Name	Title

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.